300 -1055 W. Hastings Street

Vancouver, BC, Canada V6E 2S9

Phone: 604.685.5492 Fax: 604.685.2536

www.buffalogold.ca

TSX-V: BUF.U

OTC-BB: BYBUF

Frankfurt: B4K

BUFFALO LISTS ON NASDAQ OTC-BB

Vancouver, B.C., April 21, 2006 - Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to announce that its shares have been listed for trading on the NASDAQ Over The Counter Bulletin Board under the symbol BYBUF.  Buffalo is pleased that its shares will trade in the United States, as it will offer the Company a larger breadth of investment coverage.

Source Capital Group, Inc. (“Source”) assisted Buffalo Gold in obtaining its listing on the NASDAQ Over The Counter Bulletin Board, and is currently Buffalo’s primary market maker for the trading of its shares on the OTC-BB.  Source is a Westport, Connecticut based broker/dealer with offices located throughout the U.S.  It provides investment banking services to small cap and middle market firms, and complete brokerage services for both individuals and institutions.

About BUF.U:

Buffalo Gold Ltd., headquartered in Vancouver, Canada is actively engaged in exploring and developing mineral properties in Australasia. Management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U) please visit our website at www.buffalogold.ca

On Behalf of the Board of Directors of

BUFFALO GOLD LTD.

"Damien Reynolds"

________________________

Damien Reynolds, President,

Chairman and C.E.O.

For further information please contact: info@buffalogold.ca

Julie Hajduk, Investor Relations   Tel: 1.888.685.5492

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy of this press release